15202 Graham Street, Huntington Beach, CA 92649

October 30, 2013

Via EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Quiksilver, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2012

Filed January 10, 2013

File No. 001-14229

Dear Ms. Jenkins:

We are responding to your letter dated October 17, 2013 regarding the review of the above-referenced filing of Quiksilver, Inc. (the “Company”). Pursuant to our discussion today with Brian McAllister, the Company hereby confirms that it intends to provide the Staff of the Division of Corporate Finance with the Company’s response to the Staff’s comments on or before Friday, November 8, 2013.

If you have any questions or comments with regard to this response or other matters, please feel free to call me at (714) 889-6007.

Sincerely,

QUIKSILVER, INC.

/s/ Richard Shields
Richard Shields Chief Financial Officer

cc:	Andrew P. Mooney, Chief Executive Officer

Brian McAllister, Securities and Exchange Commission

Craig Arakawa, Securities and Exchange Commission

Paul Rowe, O’Neil LLP

Charles Exon, Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Michael Henry, Vice President, Worldwide Controller